Exhibit 99.1

Investor Presentation Fourth Quarter 2020 Dated March 2, 2021

2 2 Forward looking statements This presentation contains forward - looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward - looking statements do not represent historical facts, but are statements about management's beliefs, plans and objectives about the future, as well as its assumptions and judgments concerning such beliefs, plans and objectives. These statements are evidenced by terms such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions. Although these statements reflect management's good faith beliefs and projections, they are not guarantees of future performance and they may not prove true. The beliefs, plans and objectives on which forward - looking statements are based involve risks and uncertainties that could cause actual results to differ materially from those addressed in the forward - looking statements. For a discussion of these risks and uncertainties, see the section of the periodic reports that First United Corporation files with the Securities and Exchange Commission entitled "Risk Factors", including the risk factor set forth in First United Corporation’s Annual Report on Form 10 - K, as amended, for the year ended December 31, 2019 entitled, “The outbreak of the recent coronavirus (“COVID - 19”), or an outbreak of another highly infectious or contagious disease, could adversely affect First United Corporation’s business, financial condition and results of operations.” and any updates thereto that might be contained in subsequent reports filed by First United Corporation. The risks and uncertainties associated with the COVID - 19 pandemic and its impact on First United Corporation will depend on, among other things, the length of time that the pandemic continues; the potential imposition of further restrictions on travel in the future; the effect of the pandemic on the global, national, and local economies and on the businesses of our borrowers and their ability to make payments on their obligations; the remedial actions and stimulus measures adopted by federal, state, and local governments; and the inability of employees to work due to illness, quarantine, or government mandates. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties. Actual results could be materially different from management’s expectations. This presentation should be read in conjunction with our Annual Report on Form 10 - K, as amended, for the year ended December 31, 2019 and our Quarterly Report on Form 10 - Q for the quarter ended September 30, 2020, including the sections of those reports entitled “Risk Factors”, as well as the reports and other documents that we subsequently file with the Securities and Exchange Commission (“SEC”), which are available on the SEC’s website at www.sec.gov or at our website at www.mybank.com . Except as required by law, we do not intend to publish updates or revisions of any forward - looking statements we make to reflect new information, future events or otherwise.

3 3 Table of Contents I. First United Pg. 4 II. COVID - 19 Response Pg. 12 III. Operating and Financial Performance Pg. 19 IV. Our Commitment To Strong Governance Pg. 34 V. Appendix Pg. 39

4 4 I. First United

5 5 Executive Summary First United has proactively responded to COVID - 19 and is now re - imagining the future Execution of our strategy is producing steady profitable growth Our Board is continuing to strengthen its governance profile – The health and well - being of our associates and clients guided the implementation and execution of our pandemic policies and procedures – Flexible work schedules, work - at - home accommodations and enhanced communication are key to maintaining culture of the Company during an unprecedented pandemic and in the “new - normal” environment – Supporting the recovery of the communities we serve is paramount to the financial strength of our Company as we participate in PPP, provide loan modifications, and charity/non - profit support – Applying the best practices implemented during the pandemic environment to improve how we will more efficiently execute our business model in a post - pandemic world – Ongoing board refreshment, including formal adoption of diversity and inclusion policies – Proposals planned for 2021, with full Board support Board declassification Majority vote standard Proxy access – Enhanced shareholder engagement and communication – In 2020 we grew earnings per share by 9% and increased our dividend by 30% – Pre - tax, pre - provision earnings for 2020 increased 34% over prior year – Capital, liquidity and asset quality remain strong – Heightened risk management and fraud monitoring in light of current economic environment

6 6 Q4 2020 Highlights Highlights • Increased pre - tax, pre - provision income to $6.9 million in 4Q20 from $4.3 million in 4Q19 • Fee income of $8.5 million driven by strong wealth management revenue as assets under management increased to $1.4 billion at December 31, 2020 due to expansion of existing relationships, addition of new client relationships and favorable market returns • Mortgage production totaled $42.8 million in the fourth quarter 2020, compared to $22.7 million for the same period in 2019, primarily in loans sold to the secondary market, leading to strong net gains of $0.9 million for the quarter • Allowance for Loan Losses to gross loans 1.41% including PPP loans; 1.56% excluding PPP loans • Asset quality remained strong, with low delinquency and most loans returning to full principal and interest payments • Net interest margin reduced due to PPP loans and high cash balances *4Q20 annualized $5.0 million Net Income $0.72 EPS 1.15%* ROAA 16.41%* ROATCE 3.09% NIM Key Facts

7 7 2020 Highlights Highlights • Increased pre - tax, pre - provision income to $23.8 million in 2020 from $17.9 million in 2019 • Paycheck Protection Program (“PPP”) 2020 production of $148.9 million in 2020, with $35 million forgiven by year end; YTD February 2021 production of $56 million • Mortgage production totaled $145 million in 2020, double the production in 2019, primarily in loans sold to the secondary market leading to strong gains of $2.1 million in 2020 • Total deposits increased by $280.3 million • Allowance for Loan Losses to gross loans 1.41% including PPP loans; 1.56% excluding PPP loans; no release of provision in 2020 • Strong asset quality, with low delinquency and low net charge - offs of 0.13% which includes one legacy loan charge - off of a previously provided specific allocation totaling $1.1 million • Net interest margin reduced due to PPP loans and high cash balances • Strong regulatory capital $14.3 million Net Income $2.03 Diluted EPS 0.88% ROAA 12.26% ROATCE 3.34% NIM Key Facts

8 8 Total Shareholder Return Source: S&P Global Market Intelligence; includes price change and reinvested cash dividends (1) SNL U.S. $1B - $5B Bank Index (2) Peer groups are defined in the Appendix to this presentation. Peer group refers to median unless stated otherwise • Our long - term performance reflects the fundamental operations and earnings growth of our company • The banking industry has been significantly impacted by the current pandemic and its effect on the economy. Our short - term stock price reflects the uncertainties of how this crisis will influence our clients, our local economic environment and our balance sheet Total Return as of December 31, 2020 Total Return YTD as of February 25, 2021 1 - Year 3 - Year 5 - Year

9 9 Mission Statement To enrich the lives of our customers, our employees and our shareholders through uncommon commitment to service and effective financial solutions Company Overview Founded: 1900 Headquarters: Oakland, Maryland Branches: 25 Business Lines: Commercial & Retail Banking, Trust Services, Wealth Management Ticker: FUNC (Nasdaq) Website: www.mybank.com Financial Highlights (as of or for the year ended December 31, 2020) Assets: $1.73 billion Loans: $1.17 billion Deposits: $1.42 billion AUM: $1.38 billion Efficiency Ratio: 63.5 % TCE Ratio: 6.99% Dividends Declared Per Share : $0.52 Tangible Book Value Per Share: $17.23 Diluted EPS: $2.03 NIM: 3.34% NPAs/Total Assets: 0.99% NCOs/Avg. Loans: 0.13% West Virginia Maryland Star denotes Oakland, Maryland Headquarters Franchise Overview

10 10 Our Core Markets (As of December 31, 2020) Note: Out of market loans and trust deposits represent $63 million and $87 million, respectively, and are not reflected in th e a bove table (1) Source: FDIC Market Share Data, most current. Deposit market share for each region includes the following counties liste d b elow: West: Harrison, WV; Monongalia, WV Central: Garrett, MD; Allegany, MD; Mineral, WV East: Washington, MD; Frederick, MD; Berkeley, WV West Region Central Region East Region Loans (000s) $281,752 $409,957 $413,471 Deposits (000s) $121,218 $710,346 $503,802 Deposit Market Share (1) (at June 30, 2020) 2% 43% 4% Branches 4 10 11

11 11 Our Core Strengths Engaged and Diverse Board & Management • Our diverse and experienced Board challenges management and has been conducting a robust refreshment plan, which has been in place since 2014 Core Deposit Franchise Diversified Revenue Stream Forward - Thinking Approach Robust Enterprise Risk Management Passionate Associates • Reflects stable legacy markets, produces steady low - cost funding • Growing via utilization of technology and deepening of business relationships • Diversified revenue stream driven by trust and brokerage fee income provides protection during times of low interest rates • Innovative and dynamic approach to attracting and retaining clients, leading to future growth and efficiencies • Enhanced underwriting guidelines and risk management framework • Focus on risk mitigation and managing loan concentrations • Passionate and engaged associates committed to helping clients and the communities we serve Prepared for the Impacts of COVID - 19 • Robust infrastructure for business continuity and remote work • Helping protect local businesses and jobs (Paycheck Protection Program & loan modifications)

12 12 II. COVID - 19 Response

13 13 COVID - 19 Response for Stakeholders • Quickly responded to COVID - 19 through our well - designed and tested Business Continuity Plan, focusing on the health, safety, and financial well - being of our associates and clients • Proactive communication and outreach with shareholders , clients and associates regarding enhanced measures and procedures • Assisted our associates through work - at - home accommodations, pandemic pay policies, Financial First Responder bonuses, and flexible schedules • Excellent delivery for new and existing clients on the Paycheck Protection Program origination and forgiveness, protecting over 17,620 local jobs and funding over $148 million in 2020 and $56 million in 2021 (through February 12) • Provided Covid - 19 loan modifications for 643 loans totaling $260.4 million for our business and consumer clients in 2020 • Utilized recent branch enhancements to deliver updated technology to our clients and to properly social distance clients and associates • Relieved financial pressures for clients through various measures, including loan modifications, waiving early withdrawal penalties and overdraft fees, and temporarily suspending repossession and foreclosure activity • Supported our communities through continued support of non - profit groups and special banking accommodations

Active COVID-19 Modifications

Industry Category	Total Loans at 12/31/20 (*) # of Loans (**)	Total Loans at 12/31/20 (*) Balance (000s)	Total Loans at 12/31/20 (*) Balance as % of Total Portfolio	COVID-19 Modifications Still In Effect at 2/12/21 # of Loans (**)	COVID-19 Modifications Still In Effect at 2/12/21 Balance (000s)	COVID-19 Modifications Still In Effect at 2/12/21 Balance as % of Category	All COVID-19 Modifications # of Loans (**)	All COVID-19 Modifications Balance (000s)	All COVID-19 Modifications Balance as % of Category
RE/Rental/Leasing - NOO	89	$ 135,665	12.9%	-	$ -	0.0%	25	$ 55,293	40.8%
RE/Rental/Leasing - OO, C&I	319	99,029	9.4%	3	2,610	2.6%	41	27,994	28.3%
Construction - Developers	20	53,867	5.1%	-	-	0.0%	1	2,922	5.4%
Services	220	52,370	5.0%	-	-	0.0%	17	11,129	21.2%
Accommodations	32	50,819	4.8%	4	6,854	13.5%	15	38,660	76.1%
RE/Rental/Leasing - Multifamily	64	35,759	3.4%	2	576	1.6%	15	7,308	20.4%
Trade	711	34,030	3.2%	-	-	0.0%	4	1,003	2.9%
Health Care/Social Assistance	107	31,735	3.0%	-	-	0.0%	22	11,166	35.2%
Manufacturing	49	25,268	2.4%	-	-	0.0%	6	10,485	41.5%
Prof/Scientific/Technical	109	22,065	2.1%	-	-	0.0%	23	7,207	32.7%
Construction - All Other	263	20,118	1.9%	6	442	2.2%	25	3,412	17.0%
RE/Rental/Leasing - Developers	44	20,093	1.9%	-	-	0.0%	2	210	1.0%
Transportation/Warehousing	115	18,502	1.8%	1	15	0.1%	5	172	0.9%
Public Administration	36	12,773	1.2%	-	-	0.0%	-	-	0.0%
Food Service	47	11,456	1.1%	1	197	1.7%	11	3,092	27.0%
Entertainment/Recreation	24	7,870	0.7%	2	4,884	62.1%	7	7,183	91.3%
Agriculture	53	4,456	0.4%	-	-	0.0%	2	476	10.7%
Energy	12	1,620	0.2%	-	-	0.0%	-	-	0.0%
Total Commercial	**2,314**	**637,494**	**60.5%**	**19**	**15,576**	**2.4%**	**221**	**187,711**	**29.4%**
Total Residential Mortgage	2,055	314,349	29.8%	7	1,976	0.6%	158	37,379	11.9%
Total Consumer	6,522	101,980	9.7%	13	438	0.4%	179	5,235	5.1%
Total Loans	**10,900**	**$ 1,053,821**	**100.0%**	**39**	**$ 17,990**	**1.7%**	**558**	**$ 230,324**	**21.9%**

(*) Excluding 884 PPP Loans totaling $113,991 million

(**) Including active loans / lines with no outstanding balance

14

Summary Statistics by Industry

Industry Category	Total Loans at 12/31/20 (*) Balance (000s)	Balance as % of Total Portfolio	COVID Modifications In Effect at 2/12/21 Balance (000s)	Balance as % of Category	% 30+ Days Delinquent and NPL	Criticized Balances (**)	% of Category Criticized
RE/Rental/Leasing - NOO	$ 135,665	21.3%	$ -	0.0%	0.1%	$ 3,622	2.7%
RE/Rental/Leasing - OO, C&I	99,029	15.5%	2,610	2.6%	0.2%	11,174	11.3%
Construction - Developers	53,867	8.4%	-	0.0%	0.4%	215	0.4%
Services	52,370	8.2%	-	0.0%	0.0%	3,209	6.1%
Accommodations	50,819	8.0%	6,854	13.5%	0.0%	8,593	16.9%
RE/Rental/Leasing - Multifamily	35,759	5.6%	576	1.6%	0.0%	2,085	5.8%
Trade	34,030	5.3%	-	0.0%	0.0%	968	2.8%
Health Care/Social Assistance	31,735	5.0%	-	0.0%	0.0%	3,976	12.5%
Manufacturing	25,268	4.0%	-	0.0%	0.0%	-	0.0%
Prof/Scientific/Technical	22,065	3.5%	-	0.0%	0.0%	8,923	40.4%
Construction - All Other	20,118	3.2%	442	2.2%	2.2%	1,193	5.9%
RE/Rental/Leasing - Developers	20,093	3.2%	-	0.0%	0.0%	17	0.1%
Transportation/Warehousing	18,502	2.9%	15	0.1%	0.1%	27	0.1%
Public Administration	12,773	2.0%	-	0.0%	0.0%	-	0.0%
Food Service	11,456	1.8%	197	1.7%	0.0%	197	1.7%
Entertainment/Recreation	7,870	1.2%	4,884	62.1%	0.0%	44	0.6%
Agriculture	4,456	0.7%	-	0.0%	20.3%	497	11.2%
Energy	1,620	0.3%	-	0.0%	0.0%	-	0.0%
Total Commercial	**637,494**	**100.0%**	**15,576**	**2.4%**	**0.3%**	**44,740**	**7.0%**

(*) Excluding 884 PPP Loans totaling $113,991 million
(**) Includes loans that are risk-rated Special Mention and Substandard

15

Active Commercial COVID-19 Modifications

Status

	Count	Balance 12.31 (000)	Average # of Months Modified
Pass	**8**	**5,916**	**4**
COVID-19-First Deferral	**4**	**390**	**3**
RE/Rental/Leasing - Multifamily	1	298	3
Construction - All Other	2	77	3
Transportation/Warehousing	1	15	2
COVID-19-Second Deferral	**4**	**5,527**	**6**
Entertainment/Recreation	2	4,884	6
RE/Rental/Leasing - All Other	1	366	6
RE/Rental/Leasing - Multifamily	1	277	6
Pass - Watch	**4**	**365**	**6**
Paid Off	**4**	**365**	**6**
Construction - All Other	4	365	6
Special Mention	**5**	**4,720**	**9**
COVID-19-Third Deferral	**5**	**4,720**	**9**
Accommodations	2	2,279	9
RE/Rental/Leasing - All Other	2	2,244	9
Food Service	1	197	9
Sub-Standard	**2**	**4,575**	**15**
COVID-19-Fourth Deferral	**2**	**4,575**	**15**
Accommodations	2	4,575	15
Grand Total	**19**	**15,576**	**7**

For Commercial COVID-19 modifications updated actual and proforma Financial Statements are required at the initial deferral and after the second; evaluated interest only vs. P&I deferral, strength of guarantor, collateral coverage

Risk rating impact of COVID-19 Modifications: Up to 6 months deferral – no change; COVID-19 third request – downgrade to Special Mention; COVID-19 fourth request – downgrade to Sub-Standard

Credit

	Count	Balance 12.31 (000)	Wtd Global DSC	Wtd LTV
CRE	**9**	**9,787**	**1.50**	**60.86%**
Hotel				
Accommodations	3	6,486		67.53%
Personal	2	4,575	1.13	
Personal / Business	1	1,911	3.01	
Restaurants				
RE/Rental/Leasing - All Other	2	2,244		45.12%
Personal / Business	2	2,244	1.06	
Student Rentals				
RE/Rental/Leasing - Multifamily	2	576		69.35%
Personal	2	576	1.13	
Real Estate				
Entertainment/Recreation	1	284		60.34%
None	1	284	1.36	
Food Service	1	197		97.30%
Personal	1	197	1.48	
C&I	**9**	**5,424**	**(0.13)**	**84.53%**
Business Assets				
Entertainment/Recreation	1	4,600		NA
Guar: Personal / Business	1	4,600	(0.53)	
Equipment				
Construction - All Other	6	442		NA
Guar: Personal	6	442	1.40	
Transportation/Warehousing	1	15		NA
Guar: Personal	1	15	2.59	
Hotel				
Accommodations	1	368		84.53%
Guar: Personal / Business	1	368	3.01	
Mortgage	**1**	**366**	**1.13**	**50.87%**
Student Rentals				
RE/Rental/Leasing - All Other	1	366		50.87%
Guar: Personal	1	366	1.13	
Grand Total	**19**	**15,576**	**0.92**	**61.04%**

16

Status of PPP Loans Originated in 2020

	Count	% of Category	Amount (000s)	% of Amount
Forgiveness Not Yet Sought	**565**	**48.1%**	**59,237**	**39.8%**
Under $50K	364	64.4%	6,918	11.7%
$50K-$100K	79	14.0%	5,444	9.2%
$100K-$150K	44	7.8%	5,363	9.1%
$150K-$350K	46	8.1%	10,507	17.7%
$350K-$1M	20	3.5%	11,051	18.7%
$1M-$2M	9	1.6%	11,646	19.7%
$2M-$5M	3	0.5%	8,308	14.0%
Forgiveness Approved by SBA	**531**	**45.2%**	**48,455**	**32.6%**
Under $50K	324	61.0%	6,501	13.4%
$50K-$100K	96	18.1%	6,664	13.8%
$100K-$150K	41	7.7%	4,940	10.2%
$150K-$350K	42	7.9%	10,033	20.7%
$350K-$1M	21	4.0%	11,563	23.9%
$1M-$2M	7	1.3%	8,754	18.1%
Forgiveness Review in Process	**78**	**6.6%**	**41,163**	**27.7%**
Under $50K	42	53.8%	925	2.2%
$50K-$100K	9	11.5%	599	1.5%
$100K-$150K	3	3.8%	376	0.9%
$150K-$350K	8	10.3%	1,710	4.2%
$350K-$1M	5	6.4%	2,836	6.9%
$1M-$2M	4	5.1%	6,120	14.9%
$2M-$5M	6	7.7%	18,599	45.2%
>$5M	1	1.3%	10,000	24.3%
Grand Total	**1,174**	**100.0%**	**148,855**	**100.0%**

- 2020 year-end portfolio balance - $114 million, 2020 average balance - $137 million
- Based on current and projected forgiveness activity, management estimates that $14 million will remain at 2021 year-end
- Total net fees (cash received less deferred expenses) of $3.7 million, of which $2.0 million were recognized in 2020
- Estimated negative impact on 2020 margin of 13 bps
- Deposits in PPP accounts approximately $97 million at 2020 year-end
- New customers comprise 26% of the number of PPP loans granted
- Actively cultivating new relationships and deepening existing relationships, adding approximately $39 million in new non-PPP loans and $34 million in new non-PPP deposits through January 2021

17

18 18 PPP Loans Originated in 2021 by Size and Count Under $50K $50K-$100K $100K- $150K $150K- $350K $350K-$1M $1M-$2M Balance $6,444 $5,460 $5,331 $12,334 $14,430 $11,771 Count as % of Total 59.1% 15.3% 8.3% 11.1% 4.8% 1.4% 0% 10% 20% 30% 40% 50% 60% 70% $0 $2 $4 $6 $8 $10 $12 $14 $16 % of Total Count Balance (millions) As of February 15, 2021 we have processed an additional 504 requests for $56 million. First time requests represent 11% of the count and 4% of the total amount requested.

19 19 III. Operating and Financial Performance

20 20 Key Initiatives and Strategic Priorities Optimize shareholder return through a keen focus on future growth, profitability, efficiencies, the client experience, and a reimagined future Create Exceptional Client Experience • Provide seamless client experience across all business lines using integrated relationship teams • Educate clients on digital banking and technology utilizing high - tech branch network • Customize financial solutions to grow client relationships and loyalty • Develop focused marketing plans utilizing data analytics to increase relationship and product profitability Grow Strategically • Amplify consumer and small business relationships utilizing community relationship managers and universal relationship advisors • Opportunistically identify and hire banking talent to capitalize on market disruption and client acquisition • Expand into new markets utilizing Financial Center model and mortgage originations • Pursue wealth management M&A and strategic bank partnerships Optimize Profitability and Enhance Efficiency • Fine tune regional/line of business financial goals and incentive plans to achieve improved operating leverage • Utilize profitability metrics to focus and align customer engagement efforts • Capitalize on existing infrastructure to build stronger revenue streams • Implement next stages of operational restructure and consolidation initiative • Leverage technology to streamline processes and procedures Underlying all initiatives is strong risk management, monitoring and mitigation Reimagine the Future • Develop hybrid working environment to capture efficiencies and attract/ retain talent • Explore real estate partnerships and physical space alternatives • Further promote diversity, equity and inclusion in workforce and client base • Establish Fintech partnerships to capitalize on digital financial offerings

21 21 Strong Risk Management, Monitoring and Mitigation Underlies all strategic priorities Asset Quality • Low net charge - offs and strong asset quality as a result of conservative and proactive credit culture • Protective provision expense of $5.4 million in 2020 related to qualitative factor adjustments due to COVID - 19 uncertainties • Strong reserves - ALL level of 1.56%, excluding PPP loans; future provisioning based on loan growth and asset quality changes • Diversified commercial loan portfolio and geographic footprint • Disciplined loan growth strategy, concentration management, stress testing and exception tracking and monitoring • Well - defined loan approval levels • CECL implementation January 2023 Liquidity Management • Loan to deposit ratio of 82% • Liquidity contingency plan in place • Liquidity stress testing performed quarterly with strong liquidity under various scenarios • Available borrowing capacity of $407.7 million through correspondent lines of credit, FHLB and PPPLF • Strong, stable low - cost core deposit franchise of 79% of total interest - earning assets Capital • Strong capital levels well above regulatory “well - capitalized” definition • Conservative dividend payout policy to improve TCE • Capital stress tests indicate Bank is well positioned to absorb potential losses Cyber - Security and Fraud Monitoring • Board regularly briefed on cyber - security matters • Robust information security training programs for associates and Board • Regular third - party review and testing of information security and compliance processes and cybersecurity controls • No security breaches to - date • Adaptive fraud detection and management

22 22 $13.2 $14.7 $15.5 $17.8 $23.8 2016 2017 2018 2019 2020 $1,014 $1,039 $1,068 $1,142 $1,422 2016 2017 2018 2019 2020 $882 $882 $996 $1,039 $1,168 2016 2017 2018 2019 2020 $1,057 Our Strategic Plan is Generating Reliable Growth… Pre - tax Pre - Provision Income ($ in millions) Tangible Book Value per Share Total Deposits ($ in millions) Total Net Loans, including PPP ($ in millions) First United is delivering consistent growth, increasing profits and tangible book value / share which should translate into increased long - term shareholder return $13.19 $13.78 $14.97 $16.17 $17.23 2016 2017 2018 2019 2020 +33.7% YoY +6.6% YOY +12.4% YOY +24.5% YOY $114 PPP

23 23 6.38% 4.52% 9.39% 10.44% 11.21% 2016 2017 2018 2019 2020 0.55% 0.40% 0.81% 0.93% 0.88% 2016 2017 2018 2019 2020 …As Well As Improved Profitability • First United has consistently improved return on assets and return on average equity enabling us to fund the dividend and invest in future growth • Conservative provisioning for loan losses, given the uncertain duration of the pandemic and its impact on the economic environment, has resulted in lower returns for the current year • Strategic initiatives underway to enhance growth and lower expenses, allowing us to continue improving profitability Core ROAE Core ROAA Strategic Target 1.0% - 1.25% Strategic Target 10% - 14%

24 24 Total 1 - 4 Family CRE - OO CRE - NOO Multi - family C&D C&I Consumer PPP Proactive Loan Portfolio Management • Diverse portfolio loan types and industries reduce Commercial portfolio risk • Focus on risk mitigation and managing of concentrations – CRE / Total Capital: 222% – ADC / Total Capital: 94% Loan Portfolio Mix (12/31/20) Commercial Loan Mix, excl PPP (12/31/20) Industry Balance (MMs) Average Balance (MMs) % RE/Rental/Leasing - NOO $136 $1.5 21% RE/Rental/Leasing – OO, C&I 99 .3 16% Construction - Developers 54 2.7 9% Accommodations 51 1.6 8% Services 52 .2 8% RE/Rental/Leasing - Multifamily 36 .6 6% Health Care / Social Assistance 31 .3 5% Trade 34 .05 5% RE/Rental/Leasing – Developers 20 .5 3% Construction – All Other 20 .1 3% All Other 104 .2 16% Type Balance (MMs) Average Balance (MMs) % Total 1 - 4 Family $380 $.08 33% CRE – OO 142 .50 12% CRE – NOO 190 1.47 16% Multi - family 36 .55 3% C&D 117 .25 10% C&I 153 .10 13% Consumer 36 .01 3% PPP 114 .13 10%

25 25 Commercial Acquisition and Development Commercial Construction 1 - 4 Family Commercial Construction Amortizing Consumer Lot Loans 1 - 4 Family Residential Construction Construction and Development Portfolio • Geographically diverse construction and development portfolio mitigates risk to portfolio • Construction portfolio has been reduced from 22% of portfolio in 2007 to 10% in December 2020 By Region (12/31/20) Central East West Geography Balance (MMs) Average Balance (MMs) % Central $32 $.10 27% East 41 .32 35% West 44 1.07 38% By Purpose (12/31/20) Purpose Balance (MMs) Average Balance (MMs) % Commercial A&D $48 $.92 41% Commercial Construction 30 3.73 25% 1 - 4 Family Commercial Construction 5 .54 5% Amortizing Consumer Lot Loans 20 .06 17% 1 - 4 Family Residential Construction 14 .25 12%

26 26 $35 $37 $45 $53 $49 Q4 19 Q1 20 Q2 20 Q3 20 Q4 20 Marked Asset Quality Improvement NPAs / Total Assets Criticized Loans by Segment Criticized loans 2020 by quarter (in millions) Nonaccrual Loans / Total Loans 2.39% 1.37% 0.95% 1.40% 0.35% 2016 2017 2018 2019 2020 Underwriting and Monitoring • Appraisal policy requires 18 - month updates for impaired or special assets • Proactive, ongoing client engagement and experienced work - out teams • Bi - weekly regional portfolio Quarterly Criticized Asset Reviews • Centralized risk rating, robust external loan review and monitoring of risk rating migration and delinquency trends • Annual third - party loan review • Decreased maximum HE LTV to 80% 2.44% 1.68% 1.17% 1.30% 0.78% 2016 2017 2018 2019 2020

27 27 Loan Loss Allowance (“ALL”) Provision expense by quarter in 2020 ALL Trends ALL % by Segment by quarter in 2020 (excluding PPP loans) 1.11% 1.12% 1.10% 1.19% 1.41% 2016 2017 2018 2019 2020 Excluding PPP Loans, which are guaranteed, ALL = 1.56% 0.57% 0.28% 0.11% - 0.02% 0.13% 2016 2017 2018 2019 2020 Net Charge - Offs / Average Loans In 2020, due to the unknown impact of the pandemic on credit quality, we increased the provision expense by $4.1 million primarily through qualitative factor adjustments, resulting in an increase in the ALL from 1.19% in 2019 to 1.56% (excluding guaranteed PPP loans) in 2020.

28 28 Industry Leading Deposit Franchise • The strength of our deposit franchise is driven by both our stable legacy markets and our growing portfolio of commercial deposit accounts • Community office upgrades and forward - thinking technology enhancements have driven an increase in low - cost deposits; 2020 cost of deposits of 0.49%. • Noninterest bearing deposits have grown from 8% of portfolio in 2009 to 30% as of December 31, 2020 • 5 - year cumulative deposit beta was 21% through September 2019; 12 - month cumulative deposit beta was 14% through December 2020 Deposit Composition (12/31/20) 22% 24% 25% 26% 30% 17% 17% 15% 14% 14% 38% 37% 37% 38% 40% 12% 10% 9% 8% 6% 12% 12% 12% 13% 10% 0% 2% 1% 0% 12/31/16 12/31/17 12/31/18 12/31/19 12/31/2020 Brokered CDs CDs > $100K CDs < $100K MMA & Savings IB Demand NIB Demand Historical Deposit Trends (MMs) Deposit Type Balance (MMs) % NIB Demand $420.4 30% IB Demand $201.6 14% MMA & Savings $572.1 40% CDs < $100K $88.7 6% CDs > $100K $139.5 10% Brokered CDs $0.0 0% Core deposits comprise 84% of deposits

Significant Net Interest Margin Improvement

- Disciplined loan and deposit pricing has produced a strong margin that is in line with our peers
- Margin contraction was primarily due to core loans adjusting down and new loan volume, including PPP, at lower rates due to the current rate environment.
- Our strategy for 2021 will be to shift excess cash to the investment portfolio in high quality, short to moderate duration securities
- The lower interest income was partially offset by lower cost of funds on the long-term borrowings and interest-bearing deposits
- Our team approach to full client relationships, our focus on community-oriented business owners and our high-tech branch network provide continued access to low-cost deposits, treasury management and commercial loans

Net Interest Margin



Current Strategic Target 3.3%-3.7%
3.19%
3.37%
3.74%
3.68%
3.34%
2016
2017
2018
2019
2020

Loans / Deposits



Significant influx of deposits due to volatility of economy created excess cash levels
Current Strategic Target 87%-90%
87.9%
85.8%
94.3%
92.1%
82.1%
2016
2017
2018
2019
2020

29

30 30 Diversified Fee Income an Advantage to First United • Federal Reserve actions early in 2020 have led to industry - wide decreases in net interest margin – Fee - based business provides stable growth and a diversified revenue stream not directly tied to interest rates, as well as opportunities to build client relationships • First United’s diverse array of products provides opportunities to fully engage with customers and produce stable increases to earnings – First United’s fee income comprised 28% of operating revenue for the year ended December 31, 2020 • Banks with the highest fee income ratios have generally traded at a premium to the industry since the recession Trust and Brokerage Assets Under Management (MMs) Non - Interest Income Mix – 2020 75% $997 $1,104 $1,084 $1,212 $1,377 2016 2017 2018 2019 2020 Revenue Breakdown Trust and Brokerage 45% Service Charges 14% Net Gain on Loan Sales 13% Debit Card Income 16% Bank - owned Life Insurance 7% Other Noninterest Income 5%

Expense Discipline

- Significant portion of earnings improvement can be attributed to expense reductions
- First United's investment in its wealth management business line generates additional expenses; even so, efficiency ratio has decreased ~9 points since 2016 and is approaching peer levels
- We have identified several initiatives, already underway, to continue lowering expenses and to be more competitive versus our peers
- Initiatives implemented as a result of the COVID-19 environment are expected to provide on-going efficiencies and savings (Docusign, virtual meetings, digital account openings and loan documentation, etc.)

Efficiency Ratio


72.3%
71.1%
70.2%
68.4%
63.5%
Strategic Target 58% - 63%
2016
2017
2018
2019
2020

Future Identified Efficiencies Underway

- Successful contract negotiation with core processor resulting in savings of $.9 million in 2021 and $.5 million ongoing annually; inclusive of over 30 new products and services
- Restructuring and consolidation of regional operating structure
- Analyzing real estate partnerships and physical space alternatives
- Exploring outsourcing options for operational functions
- Reviewing benefits structure and tax-saving strategies
- Existing operational infrastructure and technology investments positioned for continued growth

31

32 32 Prudential Capital Management $13.19 $13.78 $14.97 $16.17 $17.23 2016 2017 2018 2019 2020 Growing Tangible Book – TBV/Share 6.33% 7.35% 7.72% 8.03% 6.99% 2016 2017 2018 2019 2020 Historical Capital Trends – TCE/TA 16.71% 15.98% 15.91% 16.29% 16.11% 2016 2017 2018 2019 2020 Historical Capital Trends – Total RBC Ratio* Regulatory Capital Composition (12/31/20) Loan Type Balance (MMs) % Tier 1 Common (CET1) $152 78% Additional Tier 1 Capital 28 14% Tier 2 Capital 15 8% *2016 and 2017 capital ratios impacted by repayment of preferred stock (2016 and 2017) and Trust Preferred debentures (2017) Excluding PPP Loans, TCE/TA = 7.49%

33 33 Strategic Targets Post - COVID - 19 Metric Actual 12/31/2019 Actual 12/31/2020 Long Term Strategic Target Range Strong Shareholder Return EPS Growth (YoY) 23% 10% 2% - 15% Dividend Payout Ratio 21.7% 25.5% 20% - 25% ROAA 0.93% 0.88% 1.00% - 1.25% ROAE 10.44% 11.21% 10% - 14% TCE Ratio 8.03% 6.99% 8% - 10% High Quality, Diversified Revenue Stream Revenue Growth (YoY) 6.3% 5.8% 2% - 7% NII / Revenue 26.5% 27.4% 24% - 28% N IM 3.68% 3.34% 3.3% - 3.7% Balance Sheet Growth % Loan Growth 4.4% 11.3% incl PPP 6% - 11% Loans / Assets 73% 67% 71% - 76% Loans / Deposits 92% 82% 87% - 90% Highly Efficient Operations Efficiency Ratio (adjusted for non - core items) 68.4% 63.5% 58% - 63% Positive Operating Leverage Operating Leverage Ratio 3.4% 7.2% 1% - 5% Robust Risk Enterprise Management NPLs / Loans 1.2% 0.35% 0.50% - 1.00% NCOs / Avg. Total Loans (0.02%) 0.13% 0.10% - 0.50%

34 34 IV. Our Commitment to Strong Corporate Governance

35 35 Ongoing Board Refreshment Program Our ongoing Board evolution will continue to provide strategic refreshment of our independent directors, maintain our commitment to diversity, and continuously update the skill set of our Board • Identifying a pipeline for highly qualified, diverse independent board candidates who can provide expertise in areas key to our strategic and growth initiatives, such as technology and innovation, finance, M&A and banking • One additional director will retire by our 2021 annual meeting • Two additional directors will retire in 2023 Future Plans : Three more NEW directors within three years • In 2014 - 15 , our current Board refreshment efforts began with the addition of three new directors: John Barr, Brian Boal and Marisa Shockley • In 2019 , Robert Stuck retired • In 2020 , Robert Kurtz, our longest - tenured director retired, and Patricia Milon was named to the Board • In July 2020 , Elaine McDonald retired • In January 2021 , Sanu Chadha and Christy DiPietro were named to the Board Refreshment to Date : Six directors within six years

36 36 Our Governance Enhancements Board Declassification • In response to feedback from our institutional investors and market views on best - in - class governance practices, First United's Board will propose these changes at the 2021 annual meeting: • Declassify the Board , instituting annual election of directors • Majority Vote Standard – simple majority • Proxy Access – 3% ownership for 3 years Governance Enhancements • In response to feedback from institutional investors, and in keeping with evolving Board best practices, First United's Nominating and Governance Committee has formalized a policy requiring that a diverse slate of candidates be considered for each future open board seat Formalized Diversity & Inclusion Policy

37 37 Formalized Lead Independent Director Role • Mr. McCullough is a retired partner of Ernst & Young, LLP and is a Certified Public Accountant • Holds significant accounting, auditing, public company and M&A advisory experience, particularly with financial institutions • Serves on board of directors of insurance - related companies • Bachelor of Science degree in Accounting, University of Maryland Duties and Rights of the Company’s Lead Independent Director include: • Presiding at all Board meetings at which the Chairman of the Board is not present and all executive sessions of independent directors • Serving as a liaison between the Chairman of the Board and the independent directors • Pre - approving Board meeting agendas • Pre - approving Board meeting schedules to assure that there is sufficient time for discussion of all agenda items • Holding the authority to convene meetings of the independent directors • If reasonably requested by shareholders, being available for consultation and direct communication with major shareholders John McCullough Lead Independent Director since May 2015

38 38 Strong Investor Relations and Shareholder Communications and Engagement Clear long - term strategic plan with performance targets x Dedicated Investor Relations contact x Investor conferences and prospective investor engagement x Members of the Board and senior management routinely engage with shareholders and other stakeholders, and management regularly updates the Board on the context of ongoing investor discussions. These engagements help the Board and management gain feedback on a variety of topics, including strategic and financial performance, executive compensation, Board composition, and leadership structure. Investor presentations and periodic outreach to institutional and retail shareholders x How to contact your Board: Shareholders and interested parties wishing to contact our Board may send a letter to First United Co rporation Board of Directors, c/o Tonya K. Sturm, Secretary, First United Corporation, 19 South Second Street, Oakland, Maryland, 21550 - 0009 or by e - mail at tsturm@mybank.com. The Secretary will deliver all shareholder communications directly to the Board for consideration

39 39 V. Appendix

Historical Financial Highlights

	Annual					Quarterly				
	2016Y	2017Y	2018Y	2019Y	2020Y	2019Q4	2020Q1	2020Q2	2020Q3	2020Q4
Total Assets	$ 1,317,675	$ 1,335,867	$ 1,383,760	$ 1,442,027	$ 1,733,989	$ 1,442,027	$ 1,461,513	$ 1,639,636	$ 1,685,907	$ 1,733,989
Total Loans	891,588	892,089	1,007,150	1,051,431	1,167,812	1,051,431	1,053,070	1,189,517	1,192,345	1,167,812
Total Deposits	1,014,229	1,039,390	1,067,527	1,142,031	1,422,366	1,142,031	1,172,394	1,351,568	1,377,284	1,422,366
Tangible Equity	82,694	97,386	106,062	114,936	120,458	114,936	107,545	113,449	119,233	120,458
Net Income	$ 5,256	$ 4,054	$ 10,667	$ 13,129	$ 14,257	$ 2,883	$ 1,755	$ 2,570	$ 4,960	$ 4,972
ROAA (%)	0.55	0.40	0.81	0.93	0.88	0.80	0.49	0.64	1.18	1.15
ROAE (%)	6.38	4.52	9.39	10.44	11.21	8.93	5.59	8.38	15.58	15.60
Net Interest Margin (FTE) (%)	3.19	3.37	3.74	3.68	3.34	3.70	3.67	3.51	3.12	3.09
Efficiency Ratio (FTE) (%)	72.30	71.12	70.21	68.35	63.49	77.30	67.80	66.63	66.63	59.16
Non-Int. Income / Avg. Assets (%)	1.06	1.09	1.15	1.11	1.15	1.13	1.12	1.03	1.10	1.19
Non-Int. Expense / Avg. Assets (%)	2.95	2.96	3.34	3.20	2.69	3.25	3.05	2.86	2.54	2.41
Tang. Cmn. Equity / Tang. Assets (%)	6.33	7.35	7.73	8.03	6.99	8.03	7.41	6.97	7.12	6.99
Loans / Deposits (%)	87.87	85.78	94.30	92.07	82.10	92.07	89.88	87.82	86.74	82.10
Leverage Ratio (%)	10.95	11.00	11.47	11.77	10.39	11.77	11.52	10.46	10.37	10.39
Tier 1 Risk-based Ratio (%)	14.77	14.97	14.87	15.17	14.86	15.17	14.76	14.62	14.89	14.86
Risk Based Capital Ratio (%)	16.71	15.98	15.91	16.29	16.11	16.29	16.01	15.87	16.14	16.11
NPLs / Loans (%)	2.39	1.37	0.95	1.40	0.35	1.40	1.41	1.24	0.93	0.35
NPAs / Assets (%)	2.44	1.68	1.17	1.30	0.99	1.30	1.29	1.14	0.87	0.99
NPAs (Excluding Restr.) / Assets (%)	1.89	1.29	0.83	1.04	0.78	1.04	1.03	0.92	0.84	0.78
Reserves / NPAs (%)	30.81	44.56	68.39	66.62	96.38	66.62	79.70	90.83	108.33	96.38
Reserves / Loans (%)	1.11	1.12	1.10	1.19	1.41	1.19	1.43	1.43	1.36	1.41
NCOs / Average Loans (%)	0.57	0.28	0.11	(0.02)	0.13	0.03	0.07	0.06	0.33	0.04
Common Texas Ratio (%)	28.96	21.40	14.16	15.33	9.82	15.33	12.79	11.73	11.04	9.82
Price ($)	15.95	17.40	15.92	24.09	15.50	24.09	14.29	13.34	11.71	15.50
Market Cap. ($M)	100.0	123.0	112.8	171.3	108.5	171.3	99.56	93.16	81.84	108.5
Price / TBV (%)	120.9	126.3	106.4	149.0	89.98	149.0	92.57	82.12	68.64	89.98
Price / LTM EPS (x)	18.99	30.00	10.54	13.02	7.61	13.02	8.61	6.57	6.57	7.61
Diluted EPS ($)	0.84	0.58	1.51	1.85	2.03	0.41	0.25	0.37	0.70	0.72
Tangible Book Value Per Share ($)	13.19	13.78	14.97	16.17	17.23	16.17	15.44	16.25	17.06	17.23

40

41 41 Selected Peer Groups • Proxy peers can be found in First United’s 2020 definitive proxy statement found here: https://www.sec.gov/Archives/edgar/data/763907/000110465920048280/tm2016149d1_defc14a.htm – Proxy peers include: ACNB, ASRV, CFFI, CHMG, CVLY, CZFS, CZNC, EVBN, FDBC, FRAF, MVBF, NKSH, OPOF, ORRF, PWOD, RIVE, SAL, SMMF and UNB • ISS peers can be found in the 2020 ISS Annual Benchmark Report – Includes ACNB, ASRV, CFFI, CHMG, CVLY, CZFS, CZNC, ESXB, EVBN, FBIZ, FBLV, FBSS, FRAF, MBCN, MVBF, NKSH, NWFL, OPOF, PEBK, PFBI, PWOD, SHBI, SLCT and TCFC

42 42 Our Dedicated Management Team Our management team has the right set of skills and experience to effectively execute on our strategy and continue driving shareholder returns Carissa Rodeheaver CEO & Chair • 27 - year career with First United with in depth industry, sales, wealth management, financial and operational experience • Holds leadership positions in the American & Maryland Bankers Associations as well as in Garrett County, one of our key markets Robert L. Fisher II SVP & Chief Revenue Officer • 20+ years with in - depth industry, retail and commercial banking experience Jason Rush SVP & Chief Operating Officer • 25+ years with in - depth industry, retail, risk and compliance and operations experience • Serves on the Maryland Bankers Association’s Government Relations Committee • Involved in the Garrett County community as a board member for multiple organizations Keith Sanders SVP & Chief Wealth Officer • 24+ years of experience specializing in Wealth management, estate planning, trust administration and financial planning. • Involved in the Garrett County community as a senior leader for several organizations Tonya Sturm SVP, CFO, Secretary & Treasurer • 33 years of extensive banking, audit, credit, retail, risk and compliance and financial experience • Serves on Advisory Councils for both the American & Maryland Bankers’ Associations • Involved in the Garrett County community as a board member for multiple organizations

43 43 Board of Directors Our directors know our markets and customers and are leaders in the communities we serve Note: Includes Sanu Chadha and Christy DiPietro who joined the board in January 2021. Name / Affiliation Unique Expertise Carissa Rodeheaver CEO & Chair • Certified Public Accountant, ABA and MBA with 27 - year career at First United and in - depth industry, company, and operational experience • Involvement in community activities, including board seats at Garrett College Foundation and Garrett Development Corporation John McCullough Lead Director ( Nom/Gov Chair) • Certified Public Accountant and retired partner of Ernst & Young, LLP with extensive audit and accounting experience • Public company M&A advisory experience, particularly with financial companies John Barr Independent Director • Business ownership and operational experience in Maryland and the surrounding area • Involvement in Washington County, Maryland and is a former 3 - term Washington County Commissioner Brian Boal Independent Director (Audit Chair) • Certified public accountant and previous tax manager at PwC with extensive ownership, accounting, public company, M&A and business advisory experience, most recently in Garrett County • Serves as the treasurer of several organizations in Garrett County M Kathryn Burkey Independent Director (Comp Chair) • Certified public accountant with substantial business ownership, accounting, M&A and business advisory experience, most recently in Allegany County • Former Chairman of the Board and committee member of Western Maryland Health System Sanu Chadha Independent Director • Certified Project Management Professional • Business and ownership experience in Monongalia County WV in a management and solutions company that provides consulting services to enterprise organizations across the United States and abroad for strategic process and technology solutions, project management, process improvement, data analytics, and cloud solutions Name / Affiliation Unique Expertise Christy DiPietro Independent Director • Chartered Financial Analyst • Private investor who provides wealth management services for a diverse portfolio of assets, including investment analysis and strategy, asset allocation, tax matters, insurance matters, estate planning, property management, and charitable giving. • Operational experience in a large public investment firm where she managed $2.3 billion in high - quality taxable fixed income assets for numerous institutional clients Patricia Milon Independent Director • Accomplished regulatory expert • Enterprise risk management and corporate governance experience with expertise in compliance, legal and regulatory risk for public companies • Consulting roles for fintech and regtech companies Gary Ruddell Independent Director • Business ownership and operational experience in Garrett County in a successful logistical and back - office support services business • Director experience at various community organizations Irvin Robert Rudy Independent Director • Business ownership and operational experience in Garrett County • Board and committee experience as a trustee of The Ohio University Foundation, past first prevention Commissioner, retired chief of local fire department Marisa Shockley Independent Director • Business ownership and operational experience in Frederick County • Chairman for the Maryland Auto Dealers’ Association, past President of Maryland School for the Deaf; TIME Quality Award regional finalist Hoye Andrew Walls III Independent Director • Business ownership and operational experience in Monongalia County, WV in a large printing company • Director experience at various community organizations such as United Way, Public Theatre, Red Cross and the Salvation Army

Non-GAAP Reconciliation

($000s, except where otherwise noted)	2016	2017	2018	2019	2020	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020
Tangible common equity to tangible assets										
Total common stockholders' equity	$ 93,698	$ 108,390	$ 117,066	$ 125,940	$ 131,462	$ 125,940	$ 118,549	$ 124,453	$ 130,237	$ 131,462
Less: Goodwill	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004
Tangible common equity (a)	82,694	97,386	106,062	114,936	120,458	114,936	107,545	113,449	119,233	120,458
Total assets	1,318,190	1,336,470	1,384,516	1,442,966	1,733,989	1,442,966	1,461,513	1,639,636	1,685,907	1,733,989
Less: Goodwill	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004
Tangible assets (b)	1,307,186	1,325,466	1,373,512	1,431,962	1,722,985	1,431,962	1,450,509	1,628,632	1,674,903	1,722,985
Tangble common equity to tangible assets (a)/(b)	6.33%	7.35%	7.72%	8.03%	6.99%	8.03%	7.41%	6.97%	7.12%	6.99%
Tangible common equity per common share										
Total stockholders' equity	$ 93,698	$ 108,390	$ 117,066	$ 125,940	$ 131,462	$ 125,940	$ 118,549	$ 124,453	$ 130,237	$ 131,462
Less: Goodwill	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004
Tangible common equity (c)	82,694	97,386	106,062	114,936	120,458	114,936	107,545	113,449	119,233	120,458
Common shares outstanding - basic (actual) (d)	6,269,004	7,067,425	7,086,632	7,110,022	6,992,911	7,110,022	6,966,898	6,983,523	6,988,998	6,992,911
Tangible common equity per common share (c)/(d)	$ 13.19	$ 13.78	$ 14.97	$ 16.17	$ 17.23	$ 16.17	$ 15.44	$ 16.25	$ 17.06	$ 17.23
Return on average tangible common equity										
Net income	$ 7,281	$ 5,269	$ 10,667	$ 13,129	$ 14,257	$ 2,883	$ 1,755	$ 2,570	$ 4,960	$ 4,972
Less: Preferred stock dividends	2,025	1,215	-	-	-	-	-	-	-	-
Net income, excluding intangible amortization (e)	5,256	4,054	10,667	13,129	14,257	2,883	1,755	2,570	4,960	4,972
Average common stockholders' equity	92,844	106,332	113,659	125,774	127,326	129,158	125,517	122,697	128,103	132,225
Less: Average goodwill	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004	11,004
Average tangible common equity (f)	81,840	95,328	102,655	114,770	116,322	118,154	114,513	111,693	117,099	121,221
Return on average tangible common equity (e)/(f)	6.42%	4.25%	10.39%	11.44%	12.26%	9.76%	6.13%	9.20%	16.94%	16.41%
Net interest margin (tax equivalent)										
Net interest income	$ 37,640	$ 39,578	$ 44,182	$ 46,391	$ 48,546	$ 11,922	$ 11,887	$ 12,656	$ 11,902	$ 12,101
Tax equivalent adjustment	555	637	796	868	917	219	223	226	228	239
Tax equivalent net interest income (g)	38,195	40,215	44,978	47,259	49,463	12,141	12,110	12,882	12,130	12,340
Average earning assets (h)	1,196,428	1,193,949	1,203,813	1,285,019	1,480,165	1,302,065	1,318,529	1,468,694	1,545,323	1,586,360
Net interest margin (tax equivalent) (g)/(h)	3.19%	3.37%	3.74%	3.68%	3.34%	3.70%	3.69%	3.53%	3.12%	3.09%
Efficiency Ratio										
Noninterest expense	$ 39,107	$ 39,170	$ 43,808	$ 45,389	$ 43,367	$ 11,712	$ 11,005	$ 11,427	$ 10,540	$ 10,395
Less: Foreclosure & repo	900	369	1,582	1,618	170	(91)	50	33	43	44
Adjusted noninterest expense (i)	38,207	38,801	42,226	43,771	43,197	11,803	10,955	11,394	10,497	10,351
Net interest income	37,640	39,578	44,182	46,391	48,546	11,922	11,887	12,656	11,902	12,101
Noninterest income	14,653	14,340	15,168	16,783	18,577	4,055	4,049	4,219	5,154	5,155
Tax equivalent adjustment	555	637	796	868	917	219	223	226	228	239
Total tax equivalent revenue (j)	52,848	54,555	60,146	64,042	68,040	16,196	16,159	17,101	17,284	17,495
Efficiency ratio (i)/(j)	72.30%	71.12%	70.21%	68.35%	63.49%	72.88%	67.80%	66.63%	60.73%	59.16%

44